Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
PARADIGM MULTI-STRATEGY FUND I, LLC
LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
PARADIGM Global Advisors, LLC
Attn: Ronald E. Wilhelm
650 Fifth Avenue, 17th Floor
New York, NY 10019
(212) 271-3388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copies to:
Marc X LoPresti, Esq.
Lederer, Nojima, Tagliaferro & LoPresti, LLP
45 Broadway, Suite 2200
New York, NY 10006
December 4, 2007
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation: $43,213,815 (a) Amount of Filing Fee: $1,326.66 (b)
(a)	Calculated as the estimated aggregate maximum purchase price for (100) percent of the Issuer’s outstanding limited liability company interests based on the estimated total net asset value of the Issuer’s outstanding limited liability company interests as of December 31, 2007.
(b)	Calculated at .0000307% of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate ay transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
     This Issuer Tender Offer Statement on Schedule TO relates to an offer by PARADIGM Multi-Strategy Fund I, LLC, a Delaware limited liability company (the “Master Fund”), to purchase limited liability company interests or portions thereof from members of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 4, 2007 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c) (2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) Upon acceptance of the resignation of the Fund’s Investment Advisor, Provident Group, the Board of Trustees agreed that P2 Partners would continue to be the entity responsible for the marketing of interests in the Fund. P2 Partners previously had been engaged by Provident Group for this purpose. The President of the Fund, Jeff Podesta, and an interested member of the Fund’s Board of Trustees, Charles Provini, are co-owners of P2 Partners and, as such, may receive compensation in connection with the sale of interests in the Fund.
     (ii) The Board of Trustees has determined, effective immediately and until further notice, to terminate the voluntary limits to the total annual fund operating expenses (also known as the “expense caps”), applicable to all investments in the Fund.
     (iii) As of October 31, 2007, investments by PARADIGM entities account for approximately 66% of the total Fund assets ($28,793,511.39 of $43,407,110.66). Such PARADIGM entities intend to tender 100% of their shares in the current tender offer. The withdrawal of the PARADIGM investment, when coupled with the termination of the current expense caps applicable to the various series of the Fund, may have a material adverse impact on the returns of the investors remaining in the Fund after the tender offer.
     (iv) The Sub-Advisor entered into a selling agreement with State Capital and its affiliates in connection with the marketing of products of the Sub-Advisor, including the Fund. Charles Provini, a member of the Fund’s Board of Trustees, is the President and interest holder of State Capital Wealth Management USA as well as an interest holder of State Capital’s Hungarian holding company. As such, Mr. Provini may receive compensation in connection with the sale of interests in the Fund.
     (v) As of November 14, 2007, the Board of Trustees appointed the firm of Lederer, Nojima, Tagliaferro & LoPresti, LLP to act as lead counsel to the Fund and the independent members of the Board of Trustees.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Letter to Members.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Repurchase Offer Terms, including instructions for withdrawal of tender.

(a)(1)(iv)	Form of letter from the Fund to Members in connection with acceptance of tender of all interests held by the Member.

(a)(1)(v)	Form of letter from the Fund to members in connection with acceptance of tender of portion of interests held by the Member.

(a)(1)(vi)	Form of Promissory Note for payment in connection with acceptance of tender of all interests held by the Member.

(a)(1)(vii)	Form of Promissory Note for payment in connection with acceptance of tender of portion of interests held by the Member.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2007	PARADIGM Multi-Strategy Fund I, LLC

	By:	/s/ Seth Moskowitz

	Name:	Seth Moskowitz
Secretary